Exhibit 99.1

NEWS RELEASE

MINEFINDERS TO RELEASE FIRST QUARTER 2011 RESULTS ON MAY 4;
INVESTOR CONFERENCE CALL TO FOLLOW ON MAY 5

Vancouver, British Columbia – April 19, 2011 – Minefinders Corporation Ltd. reminds investors that the Company will release its first quarter 2011 financial and operating results on Wednesday, May 4, 2011 after markets close.

An investor conference call will be held on Thursday, May 5, 2011 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing toll-free 1-877-240-9772 or 1-416-340-8527 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until May 12, 2011 by calling toll-free 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 6506584.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

TSX: MFL NYSE AMEX:MFN
www.minefinders.com